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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Novavax, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  670002104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Peter Amato, c/o Anaconda Capital Management,
730 Fifth Avenue, 15th Floor, New York, NY 10019, (212) 698-9600


     (Date of Event which Requires Filing of this Statement)

                         March 14, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Opportunity Fund, L.P.   # 13-3073256

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,422,900

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,422,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,422,900

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         18.5%

14. Type of Reporting Person

         PN














































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CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Capital, L.P.   #  13-3736500

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,422,900

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,422,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,422,900

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                5



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13. Percent of Class Represented by Amount in Row (11)

         18.5

14. Type of Reporting Person

         PN














































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CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mitchell J. Kelly

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,422,900

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,422,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,422,900

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                7



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13. Percent of Class Represented by Amount in Row (11)

         18.5%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock (the "Common Stock") of Novavax, Inc. (the "Company") and warrants convertible into common stock (the "Warrants"). The Company's principal executive office is located at 8320 Guilford Road, Columbia, Maryland 21046.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Anaconda Opportunity Fund, L.P. (the "Partnership"), a New York limited partnership, Anaconda Capital, L.P., ("Anaconda"), a Delaware partnership, and Mitchell J. Kelly (together the "Reporting Persons"). Anaconda is the general partner of the Partnership, and Mr. Kelly is the managing general partner of Anaconda. The principal office of all Reporting Persons is at 730 Fifth Avenue, New York, New York 10019.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kelly is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of the Reporting Persons beneficially owns 1,222,900 shares of Common Stock and two Warrants each convertible into 600,000 shares of Common Stock. All 1,222,900 shares of Common Stock and both Warrants are held by the Partnership over which Anaconda and Mr. Kelly have investment discretion. of the shares of Common Stock, 22,900 shares were acquired in open market transactions at an aggregate cost of $88,674.50. The remaining 1,200,000 shares of Common Stock and the Warrants were acquired pursuant to a Stock and Warrant Purchase Agreement (further described under
         Item 6) for an aggregate cost of $5.1 million, $1 million of which was paid pursuant to a Promissory Note (further described under Item 6). The funds for the purchase of the Common Stock and Warrants came from the Partnership's working capital.


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Item 4.  PURPOSE OF TRANSACTIONS.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         As of the date hereof, each of the Reporting Persons is the beneficial owner of 1,222,900 shares of Common Stock and two Warrants, each Warrant convertible into 600,000 shares of Common Stock. Based on information received from the Company, 11,888,153 shares of Common Stock were outstanding as of March 21, 1997. Therefore, the Reporting Persons are deemed to beneficially own 18.5% of the outstanding shares of Common Stock assuming the conversion of both Warrants and thus a total of
         13,088,153 shares of Common Stock.   The Reporting
         Persons share the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as noted below, the Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

         The Partnership acquired 1,200,000 shares of Common Stock (the "Shares") and two Warrants (the "A Warrant" and the "B Warrant"), each Warrant convertible into 600,000 shares of Common Stock (the "Warrant Shares") pursuant to a Stock and Warrant Purchase Agreement dated February 10, 1997 between the Company and the Partnership (the "Purchase Agreement") for an aggregate cost of $5.1 million. Under the terms of the Purchase Agreement, the Company was required to prepare and file a registration statement with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), to register the Shares and Warrant Shares (the "Registrable Securities").




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         In the case of such registration, the Company is
         required to use its best efforts to, among other things,
         (i) keep such registration effective until the earliest of (A) the third anniversary of the date such registration statement is declared effective (or, in the case of Warrant Shares, the third anniversary of the date of issuance of such Warrant Shares, but in any event not later than the sixth anniversary of the date such registration is declared effective) provided, however, if Rule 144 is amended so that the longest period that Rule 144 restricts the manner in which privately placed securities may be sold is a period shorter than three years, then the period required by this clause (A) shall be reduced to such shorter period,
         (B) such date as all of the Registrable Securities have been resold and (C) such date as all Registrable Securities may be sold pursuant to Rule 144 (or any successor rule); and (ii) cause the Shares and the Warrant Shares to be listed on the American Stock Exchange or any securities exchange or quoted on each quotation service on which the Common Stock of the Company is then listed or quoted.

         Each A Warrant is exercisable at any time through March 12, 2000 at a price of $6.00 per share of Common Stock, subject to certain adjustments. Each B Warrant is exercisable at any time through March 12, 2000 at a price of $8.00 per share of Common Stock, subject to certain adjustments.

         Pursuant to the Purchase Agreement, Anaconda Capital
         Management, L.L.C., of which Mr. Kelly is the managing member, was paid a transaction fee in the amount of $51,000.

         Of the $5.1 million paid under the Purchase Agreement, the Partnership executed a Promissory Note, dated March 14, 1997, for the principal sum of $1 million in favor of the Company (the "Promissory Note"). Pursuant to the Promissory Note the Partnership will pay the Company the principal sum together with interest on the unpaid principal balance at a floating annual rate equal to 1.5% above the so-called "prime rate" or "base rate" designated from time to time by Fleet Bank-NH. Such payment was made and the Promissory Note was satisfied in full on March 24, 1997.







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Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A description of the transactions in the shares of Common Stock that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit A.

         A copy of the Promissory Note is filed herewith as Exhibit B.



         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

March   , 1997


Anaconda Opportunity Fund, L.P.
By:  Anaconda Capital, L.P.
     General Partner

By:  /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner


Anaconda Capital, L.P.


By:  /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner


Mitchell J. Kelly

     /s/ Mitchell J. Kelly
______________________________









01474003.AA4



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                                       Exhibit A


                    SCHEDULE OF TRANSACTIONS


                                       Price per Share
Date       Shares Purchased      (Not Including Commission)

1/21/97          10,000                   $3.8687
1/22/97           8,100                    3.875
1/23/97           4,800                    3.875
3/14/97       1,200,000                    4.250
3/14/97  Warrant convertible
             into 600,000                  6.000*
3/14/97  Warrant convertible
             into 600,000                  8.000*







___________________

* Exercise price

























01474003.AA4



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                                                 Exhibit B


                         PROMISSORY NOTE

$1,000,000.                                      March 14, 1997



         FOR VALUE RECEIVED, the undersigned, Anaconda Opportunity Fund, L.P., a limited partnership having its principal place of business at 730 Fifth Avenue, New York, NY 10019 ("Maker"), hereby promises to pay to Novavax, Inc., a Delaware corporation having its principal place of business at 8320 Guildford Road, Columbia, Maryland 21046 ("Novavax"), the principal sum of ONE MILLION DOLLARS ($1,000,000), together with interest on the unpaid principal balance at a floating annual rate equal to one and one-half percent (1 1/2%) above the so-called "prime rate" or "base rate" designated from time to time by Fleet Bank-NH, in lawful money of the United States of America. Such payment of principal, together with accrued interest, shall be made to Novavax at the above address on or before March 27, 1997.

         Maker may prepay the principal amount outstanding under this Note, in whole or in part, at any time without premium or penalty.

         The entire unpaid balance of principal of this Note shall, at the option of Novavax, become forthwith due and payable without notice or demand upon the happening of any of the following events of default: (a) default in payment as required hereunder or default by Maker under any other agreement between Maker and Novavax; or (b) appointment of a receiver of any property, common law assignment or trust mortgage for the benefit of creditors, the commencement of any kind of insolvency proceedings, or the filing of any proceedings under any bankruptcy or other law relating to the relief of debtors of, by or against Maker (and, if such action or proceeding is involuntary on the part of Maker, such action or proceeding is not dismissed within sixty (60) days of filing or institution thereof).

         No delay or omission by Novavax in exercising or enforcing any of its powers, rights, privileges, remedies or discretions hereunder shall operate as a waiver thereof on that or any other occasion, and no single or partial exercise of any right hereunder shall preclude other or future exercise thereof. No waiver of any right or remedy hereunder on any occasion shall be construed as a bar or waiver of any such right or remedy on any future occasion, nor as a continuing waiver. Maker agrees that no variance, extension or renewal of this Note shall effect the absolute and unconditional liability of Maker hereunder.

         Maker hereby waives presentment, demand, notice of protest, suretyship defenses, and all other demands and notices in connection with the delivery, acceptance, performance, default and/or enforcement of this Note or of any rights hereunder.
Maker will pay to Novavax on demand all reasonable costs and expenses, including attorneys' fees, relating to the collection and/or enforcement of this Note or of any rights hereunder.

         This Note shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts. Maker submits to the jurisdiction of the courts of the Commonwealth of Massachusetts for all purposes with respect to this Note. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect.

         IN WITNESS WHEREOF, Maker has caused this Note to be executed as a sealed instrument, all as of the day, month, and year first written above.

                                  ANACONDA OPPORTUNITY FUND, L.P.
                                  By: Anaconda Capital, L.P.,
                                    General Partner


_________________________    By:____________________________
Witness                         General Partner






















01474003.AA4